Exhibit (d)(3)

CONFIDENTIAL

MUTUAL CONFIDENTIAL DISCLOSURE AGREEMENT

This Mutual Confidential Disclosure Agreement (“Agreement”), effective as of November 27, 2023 (“Effective Date”), is made and entered into between:

MorphoSys AG, a publicly listed German corporation (registered at the Local Court of Munich HRB 121023) having an office and place of business at Semmelweisstrasse 7, 82152 Planegg, Germany, on behalf of itself and its Affiliates, as defined below (collectively “MORPHOSYS”)

and

Novartis Pharma AG, a publicly listed Swiss corporation (registered at the Commercial Register of Basel-Stadt CHE-106.052.527 having an office and place of business at Lichtstrasse 35, 4056 Basel, Switzerland (“COMPANY”)

MORPHOSYS and COMPANY may each individually be referred to as a “Party” and collectively as the “Parties”.

Each Party possesses certain information including scientific, technical or business information, which it considers to be proprietary or confidential.

The Parties have concluded that it is in their interest to exchange Confidential Information for the purpose of evaluating potential future business dealings between the Parties related to proprietary programs of MORPHOSYS, including the BET inhibitor pelabresib (“Purpose”).

In consideration of the mutual understanding of the Parties, it is agreed as follows:

1.	DEFINITIONS:

In addition to the definitions set out in the introductory paragraph of this Agreement, the following terms used in this Agreement shall have the following meaning:

“Affiliate” shall mean any corporation, firm, limited liability company, partnership or other legal entity that directly or indirectly controls or is controlled by or is under common control with a Party to this Agreement. “Control” or “controlled” means ownership, directly or through one (1) or more Affiliates, of more than fifty percent (50%) of the shares of stock entitled to vote for the election of directors, in the case of a corporation, or more than fifty percent (50%) of the equity interests in the case of any other type of legal entity, status as a general partner in any partnership, or any other arrangement whereby a Party controls or has the right to control the Board of Directors or equivalent governing body of a corporation or other entity.

“Persons” shall mean, collectively, officers, directors, employees, Persons, consultants, contractors and representatives.

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“Confidential Information” shall mean any and all trade secrets, know-how or scientific, clinical, technical, financial, strategic or business information of Transferor or its Affiliates, whether proprietary or not, that are (A) disclosed or provided by or on behalf of the Transferor for the Purpose prior to, on, or after the Effective Date, whether disclosed (a) in written (or other tangible) form or equivalent, or (b) orally, visually, electronically or otherwise; or (B) accessed or developed by Recipient in the course of its activities or visits at Transferor’s facilities, or in the course of due diligence activities (including access to any data room made available by Transferor) and in each case, whether or not marked, designated, or otherwise identified as “confidential”. The existence and subject of discussions between the Parties, as well as the existence and content of this Agreement, shall be regarded as Confidential Information of both Parties.

“Person” includes any corporation, partnership, group, individual or other entity.

“Recipient” shall mean the Party receiving Confidential Information.

“Transferor” shall mean the Party transferring Confidential Information.

2.	Either Party may need to involve one or more of its Affiliates to carry out the Purpose. In such case, such Affiliates shall be permitted to disclose or receive Confidential Information to/from the other Party (or its Affiliates also involved to carry out the Purpose) hereunder on behalf of the respective Party. Each Party shall ensure that such Affiliates comply with the obligations of this Agreement with regard to Confidential Information received from the other Party or its involved Affiliates and each Party shall at all times remain fully and directly liable to the other Party for compliance with the terms of this Agreement by its Affiliates involved to carry out the Purpose.

3.	The Recipient agrees (a) not to use Transferor’s Confidential Information or permit it to be used or accessed for any reason other than for the Purpose, (b) to hold Confidential Information received from the Transferor in confidence, and (c) to protect the Transferor’s Confidential Information from disclosure to the public and to any third parties. Accordingly, Recipient shall employ protective measures fully commensurate with those used by the Recipient to protect its own other confidential information but at all times shall use at least a commercially reasonable degree of care. Such measures shall include restricting access to the Transferor’s Confidential Information only to Recipient’s and Recipient’s Affiliates’ Persons who have a need to know the Confidential Information for carrying out the Purpose provided that such Persons (i) have been informed in advance of the confidential nature of the Transferor’s Confidential Information and (ii) have a legally enforceable obligation to the Recipient or its Affiliates that are at least as restrictive as the obligations of this Agreement. The Recipient shall be responsible for any disclosure or use of the Confidential Information by its or its Affiliates’ Persons.

The Recipient agrees not to copy, reproduce, or otherwise reduce to writing any part of the Transferor’s Confidential Information except and only as may be reasonably necessary for the Purpose. The Recipient also agrees that any copies, reproductions, or other reductions to writing so made shall be the property of the Transferor.

4.	The Recipient shall not be liable for the disclosure or use of information that, as Recipient can demonstrate by competent physical evidence:

(a)	at the time of disclosure has been published, patented or is otherwise publicly available; or

(b)	after disclosure, becomes publicly available other than through Recipient’s action or omission or breach of this Agreement; or

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(c)	is already in the Recipient’s possession on a non-confidential basis prior to receipt from the Transferor; or

(d)	becomes known to Recipient from a source that legally obtained such information and is not prohibited from disclosing such Confidential Information to Recipient by legal, fiduciary, or contractual obligations without an obligation of confidentiality or nondisclosure; or

(e)	was developed without use of or reference to any of Transferor’s Confidential Information provided pursuant to this Agreement; or

(f)	is disclosed in compliance with Section 5; or

(g)	is specifically approved in writing by the Transferor for disclosure to a third party by Recipient.

5.	In the event the Recipient or any of its Persons is required pursuant to applicable law or regulation or an order of a governmental agency, legislative body, or court of competent jurisdiction to disclose any Confidential Information, Recipient shall: (i) provide the Transferor with prompt written notice of such requirement and prior to any disclosure, (ii) cooperate with the Transferor and use commercially reasonable efforts to assist the Transferor, at the Transferor’s expense, in seeking a protective order or obtaining confidential treatment for such Confidential Information or other appropriate remedy, and (iii) limit such disclosure of to the fullest extent permitted under applicable law.

6.	The terms of confidentiality under this Agreement shall not be construed to limit either Party from independently developing, selling, or acquiring knowledge, information, services, or products of any kind without the use of the other Party’s Confidential Information.

7.	Nothing in this Agreement shall be construed to impose any obligation on the Parties to disclose Confidential Information to each other, or to enter into any other agreement of any nature, or to result in any claim whatsoever by one Party against the other for reimbursement of costs for any effort expended. Any agreement with respect to the Purpose can only be made in a definitive written agreement, executed on behalf of each Party by authorized representative(s). This Agreement is for protecting Confidential Information only. Each Party reserves all rights in its Confidential Information and no rights or obligations other than those expressly recited herein are granted or to be implied from this Agreement. The Recipient agrees that the Transferor shall retain all rights to the Transferor’s Confidential Information. No license of any such rights to the Recipient is granted or implied, other than the right to use such Confidential Information for the Purpose.

8.	This Agreement does not constitute a representation, warranty or guarantee to the Recipient by the Transferor with respect to the infringement of patents or other rights of third parties. Transferor makes no representation or warranty, express or implied, as to the accuracy or completeness of the Confidential Information disclosed to the Recipient hereunder. All Confidential Information is provided “as is”, and Transferor shall not have any liability whatsoever arising from or relating to Recipient’s or its Person’s use of the Confidential Information disclosed by Transferor hereunder.

9.	This Agreement, and the relationship between the Parties pursuant thereto, shall be construed, interpreted and applied in accordance with the laws of Germany, without reference to the conflict of law provisions thereof. All disputes arising out of or in connection with the present contract shall be finally settled by binding arbitration under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said rules. The place of arbitration shall be Munich, Germany. Arbitration proceedings shall be conducted in the English language.

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10.	This Agreement shall remain in force for a period of two (2) years from the Effective Date (after which it shall automatically expire), unless terminated on thirty (30) days written notice provided by a Party. The obligation of confidentiality and limited-use under this Agreement, however, shall remain in effect for five (5) years after expiration or from any date of termination of this Agreement.

11.	Upon such expiration or termination, the Recipient shall promptly (i) stop using the Confidential Information received and (ii) destroy and shall cause its Persons, its Affiliates and its Affiliates’ Persons (as applicable) to destroy all documents and other materials containing or comprising Transferor’s Confidential Information to the extent reasonably possible, or (iii) upon written request of the Transferor, return the same to the Transferor. One copy of documents and other materials containing or comprising Confidential Information may be retained in Recipient’s legal files for archival purposes as a means of determining any continuing obligations under this Agreement. The provisions of this Section 11 shall not apply to copies of electronically exchanged Confidential Information made as a matter of routine information technology backup, provided, that it is not otherwise accessible to the Recipient’s representatives other than its information technology representatives responsible for maintaining the Recipient’s electronic backup systems, and to Confidential Information or copies thereof which must be stored according to provisions of mandatory law.

12.	Recipient shall promptly notify Transferor in writing upon becoming aware of any unauthorized release of Confidential Information. Recipient acknowledges and agrees that any breach of its or its Persons obligations under this Agreement will cause irreparable harm to the Transferor; therefore, the transferor shall have, in addition to any remedies available at law, the right to obtain equitable relief to enforce this Agreement without the necessity of posting a bond.

13.	This Agreement is divisible and separable so that if any provision or provisions hereof shall be held to be invalid, void, voidable or unenforceable, such holding shall not impair the remaining provisions hereof. If any provision hereof is held to be too broad to be enforced, such provision shall be construed to create an obligation to the full extent allowable.

14.	This Agreement constitutes the entire understanding between the Parties relating to the confidentiality and limited use of the Confidential Information expressly and solely disclosed under this Agreement for the Purpose. Neither Party is an Person, representative or employee of the other Party. Neither Party shall enter into any agreements or incur obligations on behalf of the other Party without such other Party’s prior written consent.

15.	The Agreement shall be binding upon, and shall inure to the benefit of, the Parties hereto and their permitted successors and assigns. This Agreement may not be assigned, delegated, sold, or transferred, without the prior written consent of the other Party, and any attempted delegation or transfer of rights, duties, or obligations under this Agreement without such written consent shall be void and of no effect. Any Party subject to a change of control, by merger, acquisition or otherwise, shall immediately inform the other Party in writing thereof.

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16.	All notices under this Agreement shall be in writing and shall be sent to the other Party by email to at least 2 email addresses given by such other Party and/or by certified mail return receipt requested at that Party’s address specified above or at such address of which such Party shall give notice as aforesaid, and marked for the attention of that Party’s signatory to this Agreement.

17.	This Agreement may be executed two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter addressed herein. Any changes, additions or modifications to this Agreement shall be made in writing and shall be executed by the Parties. The Parties agree that, for the execution of this Agreement, and where written form is required under this Agreement, an electronic signature via a generally recognized and personalized electronic signature system is acceptable and complies with such written form requirement and exchanging Pdf signatures shall have the same legal force and effect as the exchange of original signatures. Both Parties acknowledge that upon request by one Party, a hardcopy with wet-ink signatures shall be exchanged in addition to an electronic or Pdf-exchange signature process.

[Remainder of page left blank. Signature page follows.]

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This Agreement is agreed to and accepted by the following individuals having signatory authority to bind the Parties:

MorphoSys AG

(signature)	/s/ i.A. Leonardo Sole
Name:	i.A. Leonardo Sole
Title/Position:	Director, BD Transactions
Date:	November 30, 2023

Novartis Pharma AG

(signature)	/s/ Markus werner
Name:	Markus werner
Title/Position:	Head S&E Oncology
Date:	December 1, 2023

(signature)	/s/ Dominic Ehrismann
Name:	Dominic Ehrismann
Title/Position:	Head S&E Immunology
Date:	December 4, 2023

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